ITEM 77M: Mergers

                 Morgan Stanley Dean Witter
        Natural  Resource Development Securities Inc.

           On December 21, 1999, at a Special Meeting of Shareholders of Morgan Stanley Dean Witter Precious Metals and Minerals Trust ("Precious Metals"), Shareholders of Precious Metals approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") between
Precious Metals and Morgan Stanley Dean Witter Natural Resource Development Securities Inc. ("Natural Resource"), pursuant to which substantially all of the assets of Precious Metals would be combined with those of Natural Resource and shareholders of Precious Metals would become shareholders of Natural Resource receiving shares of Natural Resource with a value equal to the value of their holdings in Precious Metals (the "Reorganization"). The Reorganization Agreement was unanimously approved by the Board of Trustees on July 29, 1999.

           On January 31, 2000, the Reorganization Plan between Precious Metals and Natural Resource was completed according to the terms set forth in the Reorganization Agreement. An application with the Commission on Form N8-F for an Order declaring that Precious Metals has ceased to be an investment company, is expected to be filed on or about April 28, 2000.